Exhibit 16.1

December 15, 2010

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01(a) in the Form 8-K/A dated December 15, 2010 of United States Oil and Gas Corp to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our Firm.  There were no disagreements between Widmer Roel PC and United States Oil and Gas Corp on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Widmer Roel PC would have caused Widmer Roel PC to make reference to the subject matter of the disagreement in connection with its report on United States Oil and Gas Corp’s financial statements.

Sincerely,

 /s/ Widmer Roel PC

Michael T. Schmitz, CPA
Widmer Roel PC